UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                   October 28,
2020


Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

        Re:     TESSCO Technologies Incorporated
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on October 19, 2020 by Robert B. Barnhill, Jr., et al. File No. 001-33938

Dear Mr. Smith,

        We have reviewed the above-captioned filing and have the following comment:

1. We note your response to our comment letter dated October 21, 2020. While we agree that the support you provided establishes a reasonable basis for those statements as expressions of belief or opinion, we do not agree that the support provided is sufficient to support those statements as matters of fact. As such, in future filings, to the extent you make similar statements to those highlighted in that comment letter, please recharacterize those statements as beliefs or opinions.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions

cc:     Gabriel M. Steele, Esq.